UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

LEISURE DIRECT, INC.

(Check one):

(  ) Form 10-K ( ) Form 11-K ( ) Form 20-F

(X) Form 10-Q ( ) Form N-SAR ( ) Form N-CSR

For Period Ended: September 30, 2008

( ) Transition Report on Form 10-K and Form 10-KSB

( ) Transition Report on Form 20-F

( ) Transition Report on Form 11-K

( ) Transition Report on Form 10-Q and 10-QSB

( ) Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: LEISURE DIRECT, INC.

Former Name if Applicable

1070 Commerce Drive, Building II, Suite 303, Perrysburg, OH 43551 Address of principle executive office

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (X)

(X)(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10 K 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion (X) thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Leisure Direct is unable to file its Quarterly Report on Form 10-QSB within the required time because there was a delay in completing the adjustments necessary to close its books for the quarter.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Ayling (419) 873-1111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes (X)  No (  )

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
Yes ( )  No (X)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(Name of Registrant as Specified in Charter)
LEISURE DIRECT, INC.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2008

	By:	/a/ John Ayling
John Ayling
Chief Executive Officer